FORM 6-K

SECURITIES EXCHANGE COMMISSION

Washington, DC 20549

Report of Foreign Private Issuer Pursuant to Rule 13a-16 of 15d-16 of The Securities Exchange Act of 1934

For the month of January 2004.

MANHATTAN MINERALS CORP.
(Registrant's Name)

Suite 350 - 885 Dunsmuir Street, Vancouver, BC V6C 1N5
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F       X               Form 40-F ________

[Indicate by check mark whether the registrant by furnishing information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Yes ________        No        X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

MANHATTAN MINERALS CORP.
(Registrant)

Date: February 11, 2004	By:	"Signed"
Lawrence M. Glaser
Chairman of the Board